SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549


                                FORM 11-K

(MARK ONE)
\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007.

                                   OR

\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   COMMISSION FILE NUMBER 1-6682

      A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT
                   FROM THAT OF ISSUER NAMED BELOW:

                 HASBRO, INC. RETIREMENT SAVINGS PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             HASBRO, INC.
                         1027 NEWPORT AVENUE
                       PAWTUCKET, RI 02862-1059


                           REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

  The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

   Report of Independent Registered Public Accounting Firm
   Statements of Net Assets Available for Plan Benefits as of
    December 31, 2007 and 2006
   Statements of Changes in Net Assets Available for Plan Benefits for
    the years ended December 31, 2007 and 2006
   Notes to Financial Statements

   Supplemental Schedule:
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.


II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm



                               SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 20, 2008                            /s/ David D. R. Hargreaves
      -------------                            --------------------------
                                               David D. R. Hargreaves

                                               Chief Operating Officer and
                                                Chief Financial Officer

            Report of Independent Registered Public Accounting Firm

The Plan Administrator


Hasbro, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of
December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years ended December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Providence, Rhode Island
June 13, 2008

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

               Statements of Net Assets Available for Plan Benefits

                           December 31, 2007 and 2006


                                                     2007              2006
                                                     ----              ----
Assets:
    Cash                                        $    199,604           176,492
    Investments, at fair value                   316,518,663       296,264,214
                                                 -----------       -----------
          Total investments and cash (note 3)    316,718,267       296,440,706
                                                 -----------       -----------

    Receivables:
      Loans to participants                        5,257,464         4,982,777
      Investment income                                  735               700
      Due from brokers for securities sold             4,097                 -
                                                 -----------       -----------
          Total receivables                        5,262,296         4,983,477
                                                 -----------       -----------
                Total assets                     321,980,563       301,424,183
                                                 -----------       -----------

Liabilities:
    Due to brokers for securities purchased           21,127                 -
    Other liabilities                                 11,165                 -
                                                 -----------       -----------
                Total liabilities                     32,292                 -
                                                 -----------       -----------

Net assets, reflecting investments at
 fair value                                      321,948,271       301,424,183

Adjustment from fair value to contract
 value for fully benefit-responsive
 investment contracts                                233,839           484,389
                                                 -----------       -----------

     Net assets available for plan benefits     $322,182,110       301,908,572
                                                 ===========       ===========




See accompanying notes to financial statements.

                        HASBRO, INC. RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2007 and 2006


                                                       2007           2006
                                                      -----          -----
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair
      value of investments                        $  11,586,244    22,490,999
    Dividends and interest                           13,410,245    11,585,443
                                                    -----------   -----------
        Total investment income (note 3)             24,996,489    34,076,442
                                                    -----------   -----------

   Contributions:
    Rollovers                                         1,068,893     1,171,478
    Employee contributions                           14,681,244    13,715,951
    Employer matching contributions                   9,191,005     8,560,970
                                                    -----------   -----------
        Total contributions                          24,941,142    23,448,399
                                                    -----------   -----------

            Total additions                          49,937,631    57,524,841
                                                    -----------   -----------
Deductions from net assets attributed to:
  Termination, withdrawal and retirement
    payments directly to participants                29,575,801    30,747,710
  Administrative expenses                                88,292        82,990
                                                     ----------   -----------

            Total deductions                         29,664,093    30,830,700
                                                     ----------   -----------
            Net increase                             20,273,538    26,694,141

Net assets available for plan benefits:
  Beginning of year                                 301,908,572   275,214,431
                                                   ------------   -----------
  End of year                                    $  322,182,110   301,908,572
                                                   ============   ===========


See accompanying notes to financial statements.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


(1) Description of Plan

   The following brief description of the Hasbro, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    (a) General
        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively the Company or Plan Administrator). Participation in the Plan is voluntary and eligibility provisions apply.

    (b) Contributions
        Eligible employees could contribute up to 50% of their eligible pay, limited to an annual maximum of $15,500 and $15,000, respectively, in 2007 and 2006. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. For Milton Bradley union employees, from January 1, 2006 to February 4, 2007 the Company made a 30% matching contribution, up to a maximum of 6% of a participant's eligible pay per pay period. For the remainder of 2007, the Company's matching contribution was 35%, up to a maximum of 6% of a participant's eligible pay per pay period.

        All eligible employees at least age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions." The Company does not make a matching contribution. Catch-up contributions may be made up to an additional $5,000 for 2007 and 2006.

        Effective at the end of December 2007, the Company froze pension benefits being accrued for its non-union employees in the United States. These pension benefits will be replaced by additional employer contributions made to this Plan beginning in 2008.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


    (c) Benefits
        All participants currently employed by the Company own, or are vested in, 100% of the total value of their Plan account, including the Company's matching contribution to the Plan. A participant's entire vested account will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant.

        Participants in the Plan have the option of receiving their account either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 1/2 may make in-service withdrawals from their vested accounts in the Plan for any reason.

    (d) Participant Loans
        The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate on the 1st day of the month (for each month) at prime as published in the Wall Street Journal on the prior day. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, then the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

    (a) Basis of Accounting
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


    (b) Investments
        Investments are stated at fair value. Company stock held in the Hasbro Stock Fund is valued at the composite closing price on the New York Stock Exchange. The fair value of other investments is determined daily by Fidelity Management Trust Company (the Trustee) on a per share basis using security prices quoted on national exchanges.

        One of the investment options offered by the Plan, the Stable Asset Fund for Employee Benefit Plans, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires that this investment be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Plan Benefits state the Stable Asset Fund for Employee Benefit Plans at its fair value, with a corresponding adjustment to reflect the investment at contract value.

        Participant notes receivable are valued at cost, which approximates fair value.

        Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

        Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

    (c) Contributions
        Contributions from employees are accounted for when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For years ended December 31, 2007 and 2006, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


    (d) Payments of Benefits
        Benefits are recorded when paid.

    (e) Administrative Expenses
        The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.

3) Investment Information

   Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment funds offered by the Plan include the following nationally traded mutual funds: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity Freedom 2000 Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom Income Fund, the PIMCO Total Return Fund, the Spartan US Equity Index Fund, the Fidelity Diversified International Fund, the Vanguard Small-Cap Index Fund, and the Vanguard Mid-Cap Index Fund. The Standish Mellon High Yield Bond Fund was replaced by the Dreyfus Premier Limited Term High Yield Fund effective October 31, 2007.


   Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. In addition, participants cannot elect to reallocate their investment funds that would result in 25% or more of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $3,545,519 as of December 31, 2007 and $2,957,082 as of December 31, 2006.


   Participants may also elect to invest their funds in the Stable Asset Fund for Employee Benefit Plans. This fund is managed by Columbia Management Advisors, LLC and invests in fixed income contracts. In the Statements of Net Assets Available for Plan Benefits, the Plan is required to reflect this investment at fair value, with a corresponding adjustment to contract value (see Note 2(b)). The fair value of this fund as of December 31, 2007 and 2006 was $49,561,320 and $47,616,514, respectively. The contract value of the fund as of December 31, 2007 and 2006, which is a component of net assets available for plan benefits, totaled $49,795,159 and $48,100,903, respectively. This fund yielded approximately 4.82% and 4.59% for 2007 and 2006, respectively.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


    The following table represents the carrying value of investments, which were 5% or more of the Plan's net assets as of December 31, 2007 and December 31, 2006:

                                                      2007             2006
                                                     ------           ------
    Fidelity Growth Company Fund                  $52,115,894       45,876,056
    Stable Asset Fund for Employee Benefit Plans   49,795,159       48,100,903
    Spartan US Equity Index Fund                   48,035,796       50,777,082
    Fidelity Equity Income Fund                    39,490,871       41,877,454
    Fidelity Diversified International Fund        39,247,849       32,639,330

    During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,586,244 and $22,490,999, respectively, as follows:

                                                    Year Ended December 31,
                                                     2007             2006
                                                    ------           ------
    Shares in Registered Investment Companies   $ 11,764,956      21,719,327
    Hasbro Stock Fund                               (196,712)        771,672
                                                 -----------      ----------
                                                $ 11,586,244      22,490,999
                                                 ===========      ==========

(4) Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock. The Plan had 130,802 and 102,040 shares of Hasbro, Inc. common stock valued at $3,345,915 and $2,780,590, respectively, as of December 31, 2007 and 2006.
    These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

    Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

    Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

                     HASBRO, INC. RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 2007 and 2006


(6) Risks and Uncertainties

    The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

    The Internal Revenue Service issued a determination letter on January 21, 2003, which stated that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) New Accounting Pronouncement

    In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

                       HASBRO, INC. RETIREMENT SAVINGS PLAN

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                        Year ended December 31, 2007

    Issuer                       Investment Description         Current Value
    ------                       -----------------------        -------------

Stable Asset Fund for
 Employee Benefit Plans***       4,979,516 shares in          $  49,795,159 **
                                  common/collective trusts

Fidelity Growth Company Fund*    628,054 shares in registered    52,115,894 **
                                  investment company

Spartan US Equity Index Fund*    925,545 shares in registered    48,035,796 **
                                  investment company

Fidelity Equity Income Fund*     715,933 shares in registered    39,490,871 **
                                  investment company

Fidelity Diversified             983,655 shares in registered    39,247,849 **
 International Fund*              investment company

Fidelity Freedom 2020 Fund*      921,671 shares in registered    14,571,620
                                  Investment company

Fidelity Freedom 2010 Fund*      960,354 shares in registered    14,232,442
                                  investment company

PIMCO Total Return Fund          1,247,914 shares in registered  13,340,196
                                  investment company

Vanguard Small-Cap Index         382,258 shares in registered    12,461,614
 Fund                             investment company

Vanguard Mid-Cap Index Fund      393,645 shares in registered    11,675,518
                                  investment company

Fidelity Freedom 2030 Fund*      577,530 shares in registered     9,540,798
                                   investment company

Fidelity Freedom 2040 Fund*      417,689 shares in registered     4,064,118
                                   investment company

Hasbro Stock Fund *              130,802 shares of Hasbro, Inc.   3,345,915
                                   common stock

Dreyfus Premier Limited Term     396,877 shares in registered     2,746,388
 High Yield Fund                   investment company


Fidelity Freedom Income Fund*     93,484 shares in registered     1,070,394
                                   investment company


Fidelity Freedom 2000 Fund*       82,290 shares in registered     1,017,930
                                   investment company

Hasbro Stock Fund *               Cash                              199,604
                                                                -----------
  Investments and Cash                                        $ 316,952,106
                                                                ===========

Loans to Participants*            Interest rate 4.0% to 8.5%  $   5,257,464
                                                                ===========

  *Party-in-interest

 **Represents greater than 5% of Plan assets at December 31, 2007.

***Represents the contract value. The fair value of this investment as of December 31, 2007 was $49,561,320.

See accompanying report of independent registered public accounting firm.